UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Chief Operating Officer Announcement

On April 28, 2026, Sportradar Group AG (the “Company”) announced that it will appoint Sameer Deen as Chief Operating Officer of the Company, effective May 18, 2026. Reporting to the CEO and founder, Carsten Koerl, Mr. Deen will oversee commercial and operations while collaborating closely with the executive leadership team to advance the organization’s strategy and growth. Mr. Deen, age 51, brings more than 25 years of experience across the sports betting, media, and digital commerce industries to the Company and he most recently served as Chief Commercial Officer & President at Entain plc (LSE: ENT), an international sports betting and gaming entertainment company. On April 28, 2026, the Company issued a press release announcing Mr. Deen’s appointment and a copy of the press release is being furnished as Exhibit 99.1 herewith.

Earnings Announcement

On April 28, 2026, the Company issued a press release reporting its first quarter 2026 financial results.

A copy of the press release is furnished as Exhibit 99.2 herewith.

Enhanced Open Market Repurchase Program

On April 28, 2026, the Company entered into an enhanced open market repurchase program (the “Repurchase Agreement”) with Morgan Stanley & Co. LLC (“Morgan Stanley”) to repurchase up to $250.0 million (the “Repurchase Amount”) of the Company’s Class A ordinary shares (the “Shares”), as part of the Company’s previously announced $1.0 billion share repurchase plan. As of April 24, 2026, the Company has repurchased 12.5 million shares under the plan for a total of $228 million, with $772 million remaining available (exclusive of the amount to be repurchased under the Repurchase Agreement).

Under the Repurchase Agreement, the Company has instructed Morgan Stanley to purchase Shares up to the Repurchase Amount using a series of daily open market purchases, during the period from May 1, 2026 through August 28, 2026, subject to earlier termination and certain adjustments in accordance with the Repurchase Agreement.

This Report on Form 6-K (other than Exhibit 99.1 and, except as expressly set forth below, Exhibit 99.2) and the IFRS financial information contained in the (i) consolidated statements of profit or loss and other comprehensive income, (ii) consolidated statements of financial position, and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.2 hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-259885) and Form F-3 (File No. 333-286679), including any prospectuses forming a part of such Registration Statements, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press Release of Sportradar Group AG, dated April 28, 2026.
99.2	Press Release of Sportradar Group AG, dated April 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2026

SPORTRADAR GROUP AG

By:	/s/ Craig Felenstein
Name: Craig Felenstein
Title: Chief Financial Officer